FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of September, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[Translation in English]

News Release

Investment in bonds issued by Lehman Brothers Group Companies

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: September 16, 2008	By:	/s/ Tsuyoshi Hatae
Tsuyoshi Hatae
Manager Shareholder Relations & Legal Dept.

September 16, 2008
Investment in bonds issued by Lehman Brothers Group Companies
In connection with the filing on September 15, 2008, by Lehman Brothers Holdings Inc. (“Lehman Brothers”) of a petition under Chapter 11 of the federal Bankruptcy Code, Mitsui Sumitomo Insurance Group Holdings, Inc. (the “Company”) hereby announces the state of investment by the Company’s subsidiaries in bonds issued by Lehman Brothers and its subsidiaries (collectively, “Lehman Brothers Group Companies”) as follows.
1. Investment in bonds issued by Lehman Brothers Group Companies

Carried amount
Subsidiaries	(JPY in millions)
Mitsui Sumitomo Insurance Company, Limited	12,683
Four overseas subsidiaries combined	998
Total	13,681

Note 1: The carried amount for four overseas subsidiaries combined is translated at today’s foreign exchange rate (US$ = JPY 104.39).
Note 2: The following describes our related investment other than above.
1)	The amount of effective exposure under derivative transactions is immaterial.

2)	Mitsui Sumitomo MetLife Insurance Company Limited, an affiliate accounted for by the equity method (the Company’s share of economic interest: 49.99%), has investment of JPY 1,845 million in bonds issued by Lehman Brothers Group Companies.

3)	Overseas subsidiaries of the Company have written insurance policies under which they guarantee a maximum of JPY 6,348 million on Lehman Brothers Group Companies.
2. Outlook
     The Company will promptly announce any revision to the earnings forecasts for the six months ending September 30, 2008 and the fiscal year ending March 31, 2009 should it become necessary in connection with the above and/or other factors.